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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             PETROCORP INCORPORATED

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  71645N 10 1
                                 (CUSIP Number)

                                TAMARA R. WAGMAN
                           FREDERIC DORWART, LAWYERS
                                 Old City Hall
                             124 East Fourth Street
                              Tulsa, OK 74103-5010
                                 (918) 583-9922
                           (918) 583-8251 (Facsimile)
                           --------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)

                                January 8, 2002
                                ----------------
                     (Date of Event Which Required Filing)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check this box [ ].
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CUSIP No. 71645N 10 1

(1)  Name of Reporting Person S.S.                    George B. Kaiser
     or I.R.S. Identification No.
     of Above Person

(2)  Check the Appropriate Box                        (a)     [ ]
     if a Member of a Group                           (b)     [ ]
     (See instructions)

(3)  SEC Use Only

(4)  Source of Funds (See instructions)               PF

(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place                             State of Oklahoma
     of Organization

     Number of Shares Beneficially
     Owned by Each Reporting
     Person With:

(7)  Sole Voting Power                                4,804,962

(8)  Shared Voting Power                              None

(9)  Sole Dispositive Power                           4,804,962

(10) Shared Dispositive Power                         None

(11) Aggregate Amount Beneficially Owned              4,804,962
     by Each Reporting Person

(12) Check if the Aggregate Amount in                 [ ]
     Row (11) Excludes Certain Shares
     (See instructions)

(13) Percent of Class Represented by                  37.5%
     Amount in Row (11)

(14) Type of Reporting Person                         IN
     (See instructions)

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                                  SCHEDULE 13D

                           Filed by George B. Kaiser
                     In Connection with Transactions in the
                        Shares of PetroCorp Incorporated

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $.01 per share (the Common Stock), of PetroCorp Incorporated, a Texas corporation (the Issuer). The principal executive offices of the Issuer are located at 6733 South Yale Avenue, Tulsa, Oklahoma 74136.

ITEM 2. IDENTITY AND BACKGROUND.

(1)      (a)      George B. Kaiser

         (b)      6733 South Yale
                  Tulsa, OK 74136

         (c)      Independent Oil and Gas Producer
                  KAISER-FRANCIS OIL COMPANY
                  6733 South Yale Tulsa, OK 74136

         (d)      No

         (e)      No

         (f)      United States of America

(2) General. George B. Kaiser (Kaiser) owns 78.23% of the issued and outstanding capital stock of GBK Corporation. Affiliates of Kaiser own 21.77% of the issued and outstanding capital stock of GBK Corporation. GBK Corporation owns all of the issued and outstanding capital stock of Kaiser-Francis Oil Company (Kaiser-Francis). GBK Corporation is a Delaware corporation, whose principal business is a holding company. Kaiser-Francis is a Delaware corporation, whose principal business is the exploration for and production of oil and gas and the acquisition and disposition of producing oil and gas properties. The address of the principal business and principal office of Kaiser-Francis Oil Company and GBK Corporation is:

6733 South Yale Tulsa, Oklahoma 74136

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ITEM 3. SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The funds used to purchase the shares owned by Mr. Kaiser were from Mr. Kaiser's personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Kaiser has acquired the shares of common stock because in his opinion, the common stock is a good investment and because the stock price is attractive relative to the underlying value of the Company. Mr. Kaiser will monitor developments of PetroCorp and may communicate with PetroCorp's Board of Directors, officers, and others concerning PetroCorp. Mr. Kaiser may from time to time acquire or dispose of shares of PetroCorp common stock in the open market, in privately negotiated transactions or otherwise.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The number of shares of PetroCorp directly owned by Kaiser-Francis is 4,327,457. Kaiser-Francis has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, the 4,327,457 shares of PetroCorp which represent 33.8% of the outstanding common stock of PetroCorp.

(b) The number of shares of PetroCorp directly owned by George B. Kaiser personally is 477,505. Mr. Kaiser has the sole power to
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vote or direct the vote, and the sole power to dispose or to direct the disposition of, these 477,505 shares of PetroCorp which represent 3.7% of the outstanding shares of PetroCorp. Mr. Kaiser acquired the shares in the following transactions, all of which occurred in open market transactions:

             Date            Price    Number of Shares
            ------           -----    ----------------
           9-07-01          $8.7314              2,900
           9-17-01          $8.80                  200
           9-20-01          $8.85                1,000
           9-21-01          $8.80                1,500
           9-24-01          $8.90                5,700
          10-01-01          $8.85                1,000
          10-03-01          $8.88               35,000
          12-20-01          $8.70                3,700
          01-08-02          $8.70              426,505

ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(a) Agreement Dated June 21, 1996 between First Reserve Corporation and Kaiser-Francis Oil Corporation respecting purchase of shares of PetroCorp Common Stock (previously filed with Kaiser-Francis 13d).

(b) Registration Rights Agreement dated January 18, 1994 (previously filed with Kaiser-Francis 13d).

(c) Assignment Agreement dated July 26, 1996 (previously filed with Kaiser-Francis 13d).

(d) Agreement Dated October 9, 1996 between LHS Holding Company and Kaiser-Francis Oil Corporation respecting purchase of shares of PetroCorp Common Stock (previously filed with Kaiser-Francis 13d).

(e) Registration Rights Agreement dated August 24, 1993 between PetroCorp Incorporated and L. S. Holding Company (previously filed with
Kaiser-Francis 13d).

(f) Letter of Intent dated May 20, 1999 between PetroCorp Incorporated and Kaiser-Francis Oil Company (previously filed with Kaiser-Francis 13d).

(g) Interim Consulting Agreement dated August 3, 1999 between Kaiser-Francis Oil Company and PetroCorp Incorporated (previously filed with Kaiser-Francis 13d).

(h) Management Agreement dated August 3, 1999 between Kaiser-Francis Oil Company and PetroCorp Incorporated (previously filed with Kaiser-Francis 13d).
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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        January 18, 2002


                                        Signed: /s/ George B. Kaiser
                                        -------------------------------
                                        George B. Kaiser